UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2010.
Commission File Number 001-34505
AEI
(Translation of registrant’s name into English)

Clifton House, 75 Fort Street
P.O. Box 190 GT
George Town, Grand Cayman,
Cayman Islands
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

Explanatory Note
This Report on Form 6-K contains the exhibit set forth below. This Report on Form 6-K and such exhibit are hereby incorporated by reference into the Registration Statement on Form S-8 (No. 333-160106) filed with the Securities and Exchange Commission by AEI on June 19, 2009.
Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEI
By:	/s/ Eduardo Pawluszek
	Name:	Eduardo Pawluszek
	Title:	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
Date: August 18, 2010

Exhibit Index

Exhibit No.	Exhibit Description

99.1	Unaudited Condensed Consolidated Financial Statements and MD&A as of June 30, 2010 and December 31, 2009 and for the Three and Six Months Ended June 30, 2010 and 2009